Office of Technology

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

May 16, 2022

Re:	Cloudastructure, Inc.
Offering Statement on Form 1-A
File No. 024-11782

Ladies and Gentlemen:

On behalf of Cloudastructure, Inc., I hereby request qualification of the above-referenced offering statement at 10:00 am, Eastern Time, on Thursday, May 19, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Rick Bentley

Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.

Cc:	Jeanne Campanelli, Esq.
CrowdCheck Law LLP